Exhibit 8.1

                        [Letterhead of Christy & Viener]

                                  May 8, 1998

Lancit Media Entertainment, Ltd.
601 West 50th Street
New York, NY 10019

                    Reorganization Involving RCN Corporation
                      ("RCN"), LME Acquisition Corporation
                       ("Acquisition"), and Lancit Media
                         Entertainment, Ltd. ("Lancit")

Ladies and Gentlemen:

      We have been requested to render this opinion regarding certain matters of U.S. federal income tax law in connection with the proposed merger in which Acquisition will be merged with and into Lancit, with Lancit being a surviving corporation and a wholly owned subsidiary of RCN (the "Merger"). Pursuant to the Agreement and Plan of Merger dated as of February 27, 1998 between RCN, Acquisition and Lancit, as amended (the "Merger Agreement"), all shares of Lancit common stock ("Lancit Common Stock") will be converted into a right to receive a fraction of a voting common share of RCN based upon the average closing prices for such RCN stock for the five trading day period ending one trading day prior to the effective time of the Merger.

      You have asked our opinion regarding the qualification of the Merger as a reorganization within the meaning of section 368(a) of the Internal Revenue Code of 1986, as amended ("Code"). In rendering the opinion expressed below, we have examined the Merger Agreement, the Proxy Statement-Prospectus dated May 8, 1998 ("Proxy Statement-Prospectus"), which is included in the Registration Statement on Form S-4 filed on the date hereof with the Securities and Exchange Commission, and such other documents related to the Merger as we have deemed relevant and necessary.

      Such opinion is subject, among other things, to the following conditions and representations:

      1. All original documents (including signatures) submitted to us are authentic, all documents submitted to us as copies conform to the original documents (which are authentic), and there has been due execution and delivery of all documents where due execution and delivery are prerequisites to the effectiveness thereof;

      2. The documents we have reviewed are valid and enforceable under applicable law;

      3. The Merger will be effective under the applicable state law; and

      4. RCN, Acquisition and Lancit will report the Merger for U.S. federal income tax purposes in a manner consistent with the opinion set forth below. Furthermore, we have relied on the attached Certificates of Officers of Lancit and RCN, respectively, which set forth certain factual representations, without undertaking any independent verification of such facts.

      Based upon the foregoing documents, assumptions, conditions, representations, and information, and subject to the further qualifications set forth below, we are of the opinion that the Merger will qualify as a reorganization within the meaning of section 368(a) of the Code, that RCN, Acquisition and Lancit each will be a party to the reorganization within the meaning of section 368(b) of the Code, and that RCN, Acquisition and Lancit will not recognize any gain or loss as a result of the Merger.

      Our opinion set forth above is based on provisions of the Code, Treasury Regulations, Internal Revenue Service ("IRS") rulings and pronouncements, and judicial decisions currently applicable to the Merger, all of which are subject to change at any time, possibly with retroactive effect. This opinion does not address any state, local, or foreign tax consequences of the Merger.

      In addition to your request for our opinion on this specific matter of U.S. federal income tax law, you have asked us to review the discussion of U.S. federal income tax issues contained in the Proxy Statement-Prospectus. We have reviewed the discussion entitled "Certain Federal Income Tax Consequences" contained in the Proxy Statement-Prospectus and believe that such information fairly presents the current U.S. federal income tax law applicable to the Merger and the material U.S. federal income tax consequences to RCN, Acquisition, Lancit and the shareholders of Lancit as a result of the Merger. We hereby consent to the filing of this opinion letter as an exhibit to the Proxy Statement-Prospectus and to the use of our name in the Proxy Statement-Prospectus under the caption "The Merger--Certain Federal Income Tax Consequences."

      No ruling has been or will be requested from the IRS concerning the U.S. federal income tax consequences of the Merger. This opinion of counsel represents only our best legal judgment and has no binding effect or official status of any kind, and no assurance can be given that contrary positions could not be taken by the IRS or that a court considering the issues would not hold otherwise.


      We do not undertake any obligation to update or supplement this letter to reflect any facts or circumstances which may hereafter come to our attention with respect to the opinion expressed above, including any changes in applicable law which may hereafter occur.

                                  Very truly yours,

                                  CHRISTY & VIENER